Exhibit 8.1

Subsidiaries of Höegh LNG Partners LP

Subsidiary	Ownership Interest	Jurisdiction of Formation
Höegh LNG Partners Operating LLC	100%	Republic of the Marshall Islands
SRV Joint Gas Ltd.	50%	Cayman Islands
SRV Joint Gas Two Ltd.	50%	Cayman Islands
Höegh LNG Lampung Pte Ltd.	100%	Singapore
Höegh LNG Services Ltd.	100%	United Kingdom
PT Hoegh LNG Lampung	49%	Indonesia
Höegh LNG FSRU III Ltd.	100%	Cayman Islands
Hoegh LNG Cyprus Limited	100%	Cyprus
Hoegh LNG Cyprus Limited Egypt Branch	100%	Egypt
Höegh LNG Colombia Holding Ltd.	100%	Cayman Islands
Höegh LNG FSRU IV Ltd.	100%	Cayman Islands
Höegh LNG Colombia S.A.S.	100%	Colombia